Exhibit 99.3

RNS Number:5551L
Wolseley PLC
03 November 2006

Wolseley plc ("the Company") announces that the following transactions over ordinary shares of 25 pence each in the capital of the Company have taken place as follows:

(a)	The Wolseley Share Option Plan 2003 - 2006 Award

Options over ordinary shares of 25 pence each in the capital of the Company have been granted to the following Executive Directors and Persons Discharging Managerial Responsibilities at a price of 1201 pence per share:

Name	No. of options	Date of grant	Total number of shares
	granted		over which Executive
			options held following
			this notification

A. Barden	52,456	03.11.06	176,659
F. N. Hord	66,161	02.11.06	452,834
C. A. S. Hornsby	165,402	02.11.06	485,773
R. H. Marchbank	75,117	02.11.06	312,181
F.W. Roach	72,012	02.11.06	226,064
S.P. Webster	94,233	03.11.06	593,394
M. J. White	27,677	03.11.06	88,373

These options have been granted under the Wolseley Share Option Plan 2003 which was approved by shareholders at the Annual General Meeting held on 21 November 2003 and which requires the satisfaction of corporate performance criteria before the options become capable of exercise. The options have been granted without the benefit of any retesting and will, therefore, lapse if the performance criteria have not been met upon maturity of the awards in November 2009.

(b)	Share disposal

Mr F N Hord, who is responsible for the Company's US Building Materials Distribution business, has today gifted a total of 2,500 ADRs representing 2,500 ordinary shares in the capital of the Company to 3 US-based charities.

As a result of the above transactions, Mr Hord now holds 88,970 ordinary shares of 25p each in the capital of the Company.

For further information please contact:

Mark J White
Group Company Secretary and Counsel
0118 929 8700

This information is provided by RNS
The company news service from the London Stock Exchange

END